SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                         RYANAIR ANNOUNCES 4 NEW ROUTES

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 7th December 2005) announced 4 new routes - Glasgow Prestwick to Marseille and Reus Barcelona, and Stockholm to Kaunas and Gdansk. The routes start on dates between 22nd February and 30th March 2006 and are available for purchase now at www.ryanair.com.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said:

        "We are delighted to announce 4 more routes to the Ryanair network that will enable 250,000 additional European passengers p.a. to enjoy Ryanair's low fares.

        "Passengers on these new Ryanair routes can look forward not only to the lowest fares in Europe, but also to Europe's best customer service and on time performance".

      FROM                TO         START DATE    FREQUENCY     FARES FROM*

Glasgow Prestwick      Marseille      22nd Feb    3 x Weekly      GBP6.99
Glasgow Prestwick   Reus Barcelona    22nd Feb    3 x Weekly      GBP6.99
Stockholm Skavsta       Kaunas        29th Mar    4 x Weekly       16 SEK
Stockholm Skavsta       Gdansk        30th Mar    3 x Weekly       16 SEK

*One way ex taxes

Ends.                         Wednesday, 7th December 2005


Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 December 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director